Exhibit (a)(5)(N)

Case 1:20-cv-00553    Document 1    Filed 01/31/20    Page 1 of 16 PageID #: 1

Daniel Sadeh, Esq.

HALPER SADEH LLP

375 Park Avenue, Suite 2607

New York, NY 10152

Telephone: (212) 763-0060

Facsimile: (646) 776-2600

Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF NEW YORK

WILLIAM GRUBB,	Case No:

Plaintiff,
JURY TRIAL DEMANDED
v.

WRIGHT MEDICAL GROUP N.V., GARY D. BLACKFORD, JOHN L. MICLOT, ROBERT J. PALMISANO, DAVID D. STEVENS, ELIZABETH H. WEATHERMAN, J. PATRICK MACKIN, KEVIN C. O’BOYLE, AMY S. PAUL, and RICHARD F. WALLMAN,

Defendants.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff William Grubb (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 2 of 16 PageID #: 2

NATURE OF THE ACTION

1. This is an action against Wright Medical Group N.V. (“Wright Medical” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a), and Rule 14d-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14d-9, in connection with the proposed acquisition (the “Proposed Transaction”) of Wright Medical by Stryker Corporation (“Stryker Corporation”) and Stryker B.V. (“Stryker B.V.” and together with Stryker Corporation, “Stryker”).1

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a)) and Rule 14d-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14d-9).

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the Company conducts business in New York.2

5. In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

[1]	Stryker B.V. is an indirect, wholly-owned subsidiary of Stryker Corporation.
[2]

For example, between April 2019 and September 2019, the Company reportedly participated in healthcare conferences in New York, New York. See Wright Medical Group N.V., Past Events, http://ir.wright.com/past-events (last visited Jan. 31, 2020).

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 3 of 16 PageID #: 3

PARTIES

6. Plaintiff is, and has been at all relevant times hereto, an owner of Wright Medical common stock.

7. Defendant Wright Medical is a medical device company that designs, manufactures, markets, and sells upper and lower extremities, and biologics products in the United States, Europe, the Middle East, Africa, Canada, Asia, Australia, and Latin America. The Company is incorporated in the Netherlands. The Company’s global corporate headquarters is located in Amsterdam, the Netherlands. The Company’s common stock trades on the Nasdaq Global Select Market under the ticker symbol, “WMGI.”

8. Defendant Gary D. Blackford (“Blackford”) is a director of the Company.

9. Defendant John L. Miclot (“Miclot”) is a director of the Company.

10. Defendant Robert J. Palmisano (“Palmisano”) is President, Chief Executive Officer, and a director of the Company.

11. Defendant David D. Stevens (“Stevens”) is Chairman of the Board of the Company.

12. Defendant Elizabeth H. Weatherman (“Weatherman”) is a director of the Company.

13. Defendant J. Patrick Mackin (“Mackin”) is a director of the Company.

14. Defendant Kevin C. O’Boyle (“O’Boyle”) is a director of the Company.

15. Defendant Amy S. Paul (“Paul”) is a director of the Company.

16. Defendant Richard F. Wallman (“Wallman”) is a director of the Company.

17. Defendants Blackford, Miclot, Palmisano, Stevens, Weatherman, Mackin, O’Boyle, Paul, and Wallman are collectively referred to herein as the “Individual Defendants.”

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 4 of 16 PageID #: 4

18. Defendants Wright Medical and the Individual Defendants are collectively referred to herein as the “Defendants.”

OTHER RELEVANT ENTITIES

19. Stryker Corporation operates as a medical technology company. Stryker Corporation is incorporated in Michigan with principal executive offices located in Kalamazoo, Michigan. Stryker Corporation’s common stock is traded on the New York Stock Exchange under the ticker symbol, “SYK.”

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

20. On November 4, 2019, Wright Medical issued a press release announcing that it had entered into a definitive agreement under which Stryker would acquire all of the issued and outstanding ordinary shares of Wright Medical. Under the terms of the agreement, Stryker would commence a tender offer for all outstanding ordinary shares of Wright Medical for $30.75 per share, in cash. The press release states, in pertinent part:

Wright Medical Group N.V. Announces Definitive Agreement to be

Acquired by Stryker

November 04, 2019 07:00 ET | Source: Wright Medical Group N.V.

Purchase Price of $30.75 Per Share in Cash; Total Enterprise Value of

Approximately $5.4 Billion and Total Equity Value of Approximately $4.7

Billion

Proposed Acquisition Brings Together Highly Complementary Product

Portfolios and Customer Base

AMSTERDAM, The Netherlands, Nov. 04, 2019 (GLOBE NEWSWIRE) — Wright Medical Group N.V. (NASDAQ: WMGI) today announced that it has entered into a definitive agreement under which Stryker (NYSE: SYK) will acquire all of the issued and outstanding ordinary shares of Wright Medical Group N.V. for a total equity value of approximately $4.7 billion, including the value of Wright’s outstanding convertible notes, and total enterprise value of approximately $5.4 billion.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 5 of 16 PageID #: 5

Under the terms of the agreement, Stryker will commence a tender offer for all outstanding ordinary shares of Wright for $30.75 per share, in cash. The boards of directors of both Stryker and Wright have approved the transaction. The closing of the transaction is subject to receipt of applicable regulatory approvals, the adoption of certain resolutions relating to the transaction at an extraordinary general meeting of Wright’s shareholders, completion of the tender offer and other customary closing conditions. The offer of $30.75 per share in cash represents a premium of 52% over the volume-weighted average closing price of Wright ordinary shares over the thirty calendar days ended October 31, 2019, the last trading day prior to speculation that Wright was exploring a sale of the company. The acquisition is expected to close in the second half of 2020.

*         *         *

Kevin Lobo, chairman and chief executive officer of Stryker, said, “This acquisition enhances our global market position in trauma & extremities, providing significant opportunities to advance innovation, improve outcomes and reach more patients. Wright has built a successful business and we look forward to welcoming their team to Stryker.”

Wright brings a highly complementary product portfolio and customer base to Stryker’s trauma and extremities business. With global sales approaching $1 billion, Wright is a recognized leader in the upper extremities (shoulder, elbow, wrist and hand), lower extremities (foot and ankle) and biologics markets, which are among the fastest growing segments in orthopaedics.

Wright’s leading upper extremity portfolio and advanced preoperative planning technology will significantly add to Stryker’s offering. Additionally, Wright’s lower extremity and biologics will complement Stryker’s portfolio and strengthen the company’s position in this high-growth segment.

*         *         *

Advisors

In connection with the transaction, Guggenheim Securities is serving as lead financial advisor and J.P. Morgan Securities LLC is acting as financial advisor to Wright Medical. Ropes & Gray LLP is serving as legal counsel to Wright Medical.

21. On December 13, 2019, Wright Medical filed a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Solicitation Statement”) with the SEC in connection with the Proposed Transaction.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 6 of 16 PageID #: 6

B.	The Solicitation Statement Contains Materially False and Misleading Statements and Omissions

22. The Solicitation Statement, which recommends that Wright Medical shareholders tender their shares to Stryker in connection with the Proposed Transaction, omits and/or misrepresents material information concerning: (i) Wright Medical’s financial projections; (ii) the financial analyses performed by Wright Medical’s financial advisor, Guggenheim Securities, LLC (“Guggenheim”), in connection with its fairness opinion; and (iii) potential conflicts of interest involving the Company’s additional financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”).

23. The omission of the material information (referenced below) renders the following sections of the Solicitation Statement false and misleading, among others: (i) Reasons for the Recommendation of the Company Board; (ii) Opinion of the Financial Advisor to the Company Board; (iii) Certain Company Management Projections; and (iv) The Company’s Retention of J.P. Morgan.

24. The tender offer in connection with the Proposed Transaction is set to expire at 9:00 a.m. (Eastern Time) on February 27, 2020 (the “Expiration Date”). It is imperative that the material information that was omitted from the Solicitation Statement be disclosed to the Company’s shareholders prior to the Expiration Date to enable them to make an informed decision as to whether to tender their shares. Plaintiff may seek to enjoin Defendants from closing the tender offer or the Proposed Transaction unless and until the material misstatements and omissions (referenced below) are remedied. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 7 of 16 PageID #: 7

1.	Material Omissions Concerning Wright Medical’s Financial Projections

25. The Solicitation Statement omits material information concerning Wright Medical’s financial projections.

26. The Solicitation Statement provides that:

[I]n connection with the Company Board’s evaluation of a potential transaction with Stryker and other potential strategic alternatives, the Company’s management provided the Company Board with certain non-public, unaudited and prospective financial information for the calendar years 2019 through 2024 (the “Management Forecast”). The Company’s management also provided the Management Forecast to Guggenheim Securities in connection with the rendering of its fairness opinion to the Company Board and in performing the related financial analyses.

27. The Solicitation Statement provides a “table reflect[ing] selected measures from the Management Forecast[.]”

28. The Solicitation Statement, however, fails to provide the following concerning the Management Forecast: (1) all line items used to calculate (i) Gross Profit, (ii) Adjusted EBITDA, (iii) Operating Income, (iv) Unlevered Free Cash Flow, and (v) Non-Operating Cash Flows; and (2) a reconciliation of all non-GAAP to GAAP metrics.

29. When a company discloses non-GAAP financial metrics in a Solicitation Statement that was relied upon by its board in recommending that shareholders exercise their corporate suffrage rights in a particular manner, the company must also disclose all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100. The SEC has increased its scrutiny of a company’s use of non-GAAP financial measures as such measures can be misleading and “crowd out” more reliable GAAP information.3

[3]

Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (footnotes omitted) (last visited Jan. 31, 2020) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 8 of 16 PageID #: 8

30. The disclosure of Wright Medical’s projected financial information is material because it would provide Wright Medical shareholders with a basis to project the future financial performance of Wright Medical and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Wright Medical and its financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to tender their shares in connection with the Proposed Transaction.

31. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Wright Medical shareholders

2.	Material Omissions Concerning Guggenheim’s Financial Analyses

32. In connection with the Proposed Transaction, the Solicitation Statement omits material information concerning analyses performed by Guggenheim.

33. The Solicitation Statement fails to disclose the following concerning Guggenheim’s “Discounted Cash Flow Analysis”: (1) the Company’s terminal/continuing value; (2) the individual inputs and assumptions underlying the (i) discount rate range of 7.03% – 8.39%, and (ii) perpetual growth rate range of 2.0% - 3.0%; and (3) the Company’s net operating loss carryforwards as of December 31, 2018.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 9 of 16 PageID #: 9

34. With respect to Guggenheim’s analysis of selected Wall Street equity research analyst stock price targets for the Company, the Solicitation Statement fails to disclose: (1) the individual price targets for Wright Medical observed by Guggenheim in its analysis; (2) the sources of those price targets; and (3) the individual inputs and assumptions underlying the illustrative discount rate of 7.7%.

35. With respect to Guggenheim’s analysis of “Precedent One-Day Stock Price Premiums,” the Solicitation Statement fails to disclose: (1) the transactions utilized by Guggenheim in its analysis; and (2) the premiums paid in each selected transaction.

36. The valuation methods, underlying assumptions, and key inputs used by Guggenheim in rendering its purported fairness opinion must be fairly disclosed to Wright Medical shareholders. The description of Guggenheim’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, Wright Medical shareholders are unable to fully understand Guggenheim’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to tender their shares in connection with the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Wright Medical shareholders.

3.	Material Omissions Concerning Potential Conflicts of Interest Involving J.P. Morgan

37. The Solicitation Statement omits material information concerning potential conflicts of interest involving J.P. Morgan.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 10 of 16 PageID #: 10

38. According to the Proxy Statement, the Board “considered J.P. Morgan’s advice regarding the desirability of effecting the transactions under the Purchase Agreement . . . [in] reaching its recommendation that shareholders . . . tender their Shares to [Stryker B.V.]”

39. The Solicitation Statement summarily provides that “J.P. Morgan had [] provided the Company Board with information regarding their prior work for the Company, Stryker and Party C, and J.P. Morgan also had provided information regarding an affiliate of J.P. Morgan being a counterparty to certain of the Company’s convertible note hedging arrangements.”

40. The Solicitation Statement, however, fails to disclose whether and to what extent J.P. Morgan provided any past services to the parties to the Proposed Transaction and/or their affiliates, including the timing and nature of such services and the amount of compensation J.P. Morgan received for providing those services.

41. Disclosure of a financial advisor’s compensation and potential conflicts of interest to shareholders is required due to their central role in the evaluation, exploration, selection, and implementation of strategic alternatives. Disclosure of a financial advisor’s potential conflicts of interest may inform shareholders on how much weight to place on the Board’s recommendation concerning the Proposed Transaction.

42. The omission of the above-referenced information renders the Solicitation Statement materially incomplete and misleading. This information, if disclosed, would significantly alter the total mix of information available to Wright Medical shareholders.

COUNT I

For Violations of Section 14(e) of the Exchange Act

Against All Defendants

43. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 11 of 16 PageID #: 11

44. Section 14(e) of the Exchange Act states, in relevant part:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

45. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(e) of the Exchange Act.

46. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(e) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

47. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

48. Defendants acted knowingly or with deliberate recklessness in filing or causing the filing of the materially false and misleading Solicitation Statement.

49. By reason of the foregoing, Defendants violated Section 14(e) of the Exchange Act.

50. Because of the false and misleading statements in the Solicitation Statement, Plaintiff is threatened with irreparable harm.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 12 of 16 PageID #: 12

COUNT II

For Violations of Section 14(d)(4) of the Exchange Act and Rule 14d-9 Promulgated Thereunder

Against All Defendants

51. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

52. Defendants caused the Solicitation Statement to be issued with the intent to solicit shareholder support for the Proposed Transaction.

53. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) states, in relevant part:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

54. SEC Rule 14d-9(d), adopted to implement Section 14(d)(4) of the Exchange Act, states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

55. In accordance with SEC Rule 14d-9, Item 8 of Schedule 14D-9 requires that a company:

Furnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

56. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 13 of 16 PageID #: 13

57. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

58. Defendants acted knowingly or with deliberate recklessness in filing the materially false and misleading Solicitation Statement which omitted material information.

59. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

COUNT III

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

60. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

61. The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Solicitation Statement.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 14 of 16 PageID #: 14

62. Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Solicitation Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

63. In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Solicitation Statement at issue contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Solicitation Statement.

64. In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Solicitation Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

65. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 15 of 16 PageID #: 15

66. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e), 14(d)(4), and Rule 14d-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and the tender offer in connection with the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to the Company’s shareholders;

B. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding Plaintiff rescissory damages;

C. Declaring that Defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder;

D. Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expenses and expert fees; and

E. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Case 1:20-cv-00553   Document 1   Filed 01/31/20   Page 16 of 16 PageID #: 16

Dated: January 31, 2020	Respectfully submitted,

HALPER SADEH LLP

By:	/s/ Daniel Sadeh

Daniel Sadeh, Esq.
Zachary Halper, Esq. (to be admitted pro hac vice)
375 Park Avenue, Suite 2607
New York, NY 10152
Telephone: (212) 763-0060
Facsimile: (646) 776-2600
Email: sadeh@halpersadeh.com zhalper@halpersadeh.com

Counsel for Plaintiff